Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at April 30, 2022.

As at April 30, 2022
(in millions of Canadian dollars)
Subordinated Debt	8,236

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	5,708
Common Shares	17,038
Contributed Surplus	318
Retained Earnings	41,275
Accumulated Other Comprehensive Income	1,253

Total Equity	65,592
Total Capitalization	73,828

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 27, 29, 31, 33, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the six-months ended April 30, 2022.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1 and 2. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the six-months ended April 30, 2022.